April 27, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Morgan Stanley Dean Witter Managers Focus Fund
      (formerly named Morgan Stanley Dean Witter 20 +  20  Select
Fund)
     File Nos. 333-66071,  811-9077

Dear Sir or Madam:

      On  behalf of the Morgan Stanley Dean Witter Managers Focus
Fund, we are filing, via EDGAR, one copy, on Form N-8F, of an Application pursuant to Section 8(f) of the Investment Company
Act of 1940 and Rule 8f-1 thereunder.

     Any questions with respect to this filing should be directed to the undersigned at 212-392-1525.

                                        Very truly yours,


                                                  /s/Marilyn   K.
Cranney
                                         Marilyn K. Cranney
                                        Assistant General Counsel



Enclosures

cc:  Barry Fink, Esq.
     Stuart Strauss, Esq.

MS DATA/PARALEG/FORM N-8-F/Managers Letter